Indosat Reports Key Highlights for the

Six Months Ended June 30, 2010

Jakarta, 16 August 2010. PT Indosat Tbk (“Indosat” or the “Company”) (Ticker: ISAT: IDX, IIT: NYSE) is pleased to report the key highlights of its operational and financial results for the six months ended June 30, 2010.. The financial statements have been prepared in accordance with the Indonesian Generally Accepted Accounting Principles (GAAP).

Key Highlights for the six months ended June 30, 2010 compared to results for the six months ended June 30, 2009:

	1Q 2010	1H 2010	% Change (2Q10/1Q10)	1H 2009	% Change (1H10/1H09)
Operating Revenues (IDRbn)	4,734.7	9,661.8	4.1%	9,135.2	5.8%
Cellular (IDRbn) Non- Cellular (IDRbn)	3,696.4 1,038.3	7,678.2 1,983.6	7.7% -9.0%	6,710.7 2,424.6	14.4% -18.2%

EBITDA* (IDRbn)	2,227.6	4,607.6	6.8%	4,319.3	6.7%
EBITDA Margin (%) Net Income (IDRbn)	47.0 278.0	47.7 287.1	0.7% -96.7%	47.3 1,007.1	0.4% -71.5%
Cash-out Capex (IDRbn)	1,734.5	3,055.6	76.2%	6,998.3	-56.3%
Total Debt (IDRbn)	24,937.4	24,703.8	-0.9%	22,688.3	8.9%
Total cellular subs (million)	37.7	37.8	0.3%	28.1	34.5%

Indosat’s reporting of key highlights today coincides with the release of Qatar Telecom Q.S.C. (“Qtel”) results for the six months ended June 30, 2010. As the majority shareholder in Indosat, Qtel fully consolidates Indosat’s results in its own financial reports. Furthermore, Indosat is undertaking a limited review of its 1H-2010 results and would expect the completion and release of the reviewed results by August 24, 2010. An analyst and investor call will be held thereafter.

“Indosat enjoyed a successful quarter, especially in our cellular business, which grew at a quarterly rate of 7.7%, and a year on year rate of 14.4%. The continued growth is largely as a result of the strategic initiatives, which are being implemented by the new management team, as well as the strategic shift towards a balanced value based strategy. Further, we continue to see EBITDA margin improvements, which are driven not only by top-line growth but also by cost efficiency programs that were launched at the end of 2009. We have prepared our network and marketing programs to ensure we deliver high quality services to our loyal and valued customers for the upcoming festive season. There are clear challenges ahead in the second half of 2010 – and based on our performance to date, we expect to meet these challenges.” said Harry Sasongko, President Director and CEO of Indosat.

*EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP measure that management believes is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. Investors are cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as an indicator of the Company’s performance or to cash flows from operations as a measure of liquidity and cash flows. EBITDA does not have a standardized meaning prescribed by GAAP. The Company’s method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies.

About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), fixed telecommunication services or fixed voice (IDD 001, IDD 008 and FlatCall 01016, fixed wireless service, StarOne,  and fixed line service, Indosat Phone). The company also provides Multimedia, Internet & Data Communication Services (MIDI) through its subsidiary company, Indosat Mega Media (IM2) and Lintasarta. Indosat is also the pioneer in providing postpaid and prepaid 3.5G cellular services using HSPA+ technology. And the Company’s shares are listed in the Indonesia Stock Exchange (IDX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information please contact:

Investor Relations

Tel:

62-21-3869615

Fax :

62-21-30003757

Email :

investor@indosat.com

Website:

www.indosat.com

Corporate Secretary

Tel:

62-21-3869614

Fax:

62-21-30003754

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.